

Mail Stop 3233

January 11, 2017

<u>Via E-mail</u>
James J. McEntee, III
President and Chief Financial Officer
FinTech Acquisition Corp. II
2929 Arch Street, Suite 1703
Philadelphia, PA 19104-2870

> **Re: FinTech Acquisition Corp. II**
> **Registration Statement on Form S-1**
> **Filed December 23, 2016**
> **File No. 333-215305**

Dear Mr. McEntee:

We have reviewed your registration statement and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

<u>General</u>

1. We note your disclosure on page 10 and elsewhere that Cantor Fitzgerald will have the same redemption rights as a public stockholder with respect to any public shares it acquires. Please clarify the types and purpose of transactions Cantor Fitzgerald may engage in to acquire public shares. Please also disclose whether Cantor Fitzgerald has any current commitments, plans, or intentions to engage in such transactions. Further, please clarify the limitations on Cantor Fitzgerald's ability to acquire public shares under the federal securities laws, similar to your disclosure on page 13 relating to the purchase of public shares by your initial holders, directors, officers, and affiliates.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or Robert F. Telewicz, Jr., Accounting Branch Chief, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul K. Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3466 with any other questions.

Sincerely,

/s/ Coy Garrison

Coy Garrison
Special Counsel
Office of Real Estate and
Commodities

cc: J. Bauer Wittlesey, Esq.